Exhibit 99.14
CONSOLIDATED
FINANCIAL
STATEMENTS
For the years ended December 31,
2024 and 2023
AYA GOLD & SILVER INC.
1320 Boulevard Graham, bureau 132, Mont-Royal, Québec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com
Management’s responsibilities over financial reporting
The Consolidated Financial Statements of Aya Gold & Silver Inc. (the "Corporation" or "Aya") are the responsibility of the
Corporation’s management. The consolidated financial statements are prepared in accordance with IFRS Accounting
Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International
Financial Reporting Interpretations Committee ("IFRIC") and reflect management’s best estimates and judgment based on information available at the date the financial statements are available for issuance.
The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the consolidated financial statements prior to their submission to the Board of Directors for approval.
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.
KPMG LLP
Tour KPMG
600 de Maisonneuve Blvd West, Suite 1500
Montréal, QC H3A 0A3
Canada
Telephone 514 840 2100
Fax 514 840 2187
INDEPENDENT AUDITOR’S REPORT
To the Shareholders of Aya Gold & Silver Inc.
Opinion
We have audited the consolidated financial statements of Aya Gold & Silver Inc. (the "Entity"), which comprise:
•the consolidated statements of financial position as at December 31, 2024 and December
31, 2023
•the consolidated statements of comprehensive (loss) income for the years then ended
•the consolidated statements of changes in equity for the years then ended
•the consolidated statements of cash flows for the years then ended
•and notes to the consolidated financial statements, including a summary of material accounting policy information
(Hereinafter referred to as the "financial statements").
In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2024 and December 31, 2023,
and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting
Standards Board.
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards.
Our responsibilities under those standards are further described in the "Auditor’s
Responsibilities for the Audit of the Financial Statements" section of our auditor’s report.
We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
Evaluation of Indicators of Impairment for Exploration and Evaluation Assets
Description of the Matter
We draw attention to Notes 4 and 7 of the financial statements. The Entity has exploration and evaluation assets totaling $67,904 which comprise rights on mining properties of $5,554 and deferred exploration and evaluation expenses of $62,350. The carrying amounts of exploration and evaluation assets are reviewed by the Entity for impairment when indicators of impairment exist, typically when one of the following circumstances applies:
•Exploration rights have expired or will expire in the near future.
•No significant future exploration expenditures are foreseen.
•No commercially viable quantities are discovered, and exploration and evaluation activities will be discontinued.
•Exploration and valuation assets are unlikely to be fully recovered from successful development or sale.
The Entity completes an evaluation at each reporting period of potential impairment indicators. If any such indicators exist, then the asset’s recoverable amount is estimated.
Why the Matter is a Key Audit Matter
We identified the evaluation of indicators of impairment for exploration and evaluation assets as a key audit matter. This matter represented an area of significant risk of material misstatement given the magnitude of rights on mining properties and deferred exploration and evaluation expenses. This matter was of most significance due to the difficulties in evaluating the results of our audit procedures to assess the Entity’s determination of whether the factors, individually and in aggregate, resulted in indicators of impairment.
How the Matter was Addressed in the Audit
The primary procedures we performed to address this key audit matter included the following:
•We evaluated the Entity’s impairment indicators analysis and considered whether the analysis was consistent with evidence in other areas of the audit, by examining internal and external communications and the Entity’s technical reports.
•We assessed the status of the Entity’s exploration rights by discussing with management and inspecting available correspondence with government authorities to identify if any rights could be lost or not renewed by the government authorities.

•We assessed future exploration expenditures and whether exploration and evaluation activities will be discontinued by inspecting budgeted expenditures for the upcoming year, the Entity’s technical reports, and internal and external communications. We evaluated the
Entity’s ability to accurately budget the exploration expenditures by comparing the Entity’s prior year budgeted exploration expenditures to the actual exploration expenditures incurred.
Evaluation of Indicators of Impairment for property, plant and equipment and mineral property
We draw attention to Notes 4 and 6 of the financial statements. The Entity has property, plant and equipment and mineral property totaling $231,205, mainly related to the Zgounder Mine.
Nonfinancial assets are reviewed each reporting date or when a triggering event is identified, to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
The Entity has determined that there were no material events or changes in circumstances indicating that the carrying amount of property, plant and equipment and mineral property may not be recoverable. As such, no impairment test was performed.
Why the Matter is a Key Audit Matter
We identified the evaluation of indicators of impairment for property, plant and equipment and mineral property as a key audit matter. This matter represented an area of significant risk of material misstatement given the magnitude of the property, plant and equipment and mineral property and significant auditor judgment was required in evaluating the results of our audit procedures over the evaluation of indicators of impairment.
How the Matter was Addressed in the Audit
The primary procedures we performed to address this key audit matter included the following:
•We evaluated the Entity’s impairment indicators analysis and considered whether the analysis is consistent with evidence in other areas of the audit, by examining internal and external communications and the Entity’s technical reports.
•We evaluated the Entity’s ability to accurately budget the capital expenditure relating to the construction of the new Zgounder mill, which reached commercial production on December
29, 2024, by comparing the Entity’s prior year’s budgeted capital expenditure to the actual capital expenditure incurred to reach commercial production.
Other Information
Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Canadian
Securities Commissions.
Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.
We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.
We have nothing to report in this regard.
Responsibilities of Management and Those Charged with Governance for the
Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting
Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Entity’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.
Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.
We also:

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
•Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
•Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.
•Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in
*CPA auditor, public accountancy permit No. A13180

our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
The engagement partner on the audit resulting in this auditor’s report is Marc-André Fontaine.
Montréal, Canada
March 28, 2025

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	1
Consolidated Statements of Financial Position
(Expressed in thousands of US dollars)

	December 31, 2024	December 31, 2023
	$	$
ASSETS
Current
Cash	30,944	49,830
Accounts receivable	1,827	607
Sales taxes receivable	9,979	10,806
Income tax receivable	3,415	-
Inventories (Note 5)	27,389	16,810
Deposit in trust (Note 7)	695	-
Prepaid expenses and security deposits	2,249	2,346
Options contracts (Note 21)	42	-
	76,540	80,399
Non-current
Restricted cash (Note 21)	18,246	20,503
Deferred financing fees (Note 9)	-	1,888
Non-refundable deposits to suppliers (Note 6)	2,787	8,136
Deferred tax assets (Note 17)	3,425	617
Property, plant, and equipment and mineral property (Note 6)	231,205	161,502
Exploration and evaluation assets (Note 7)	67,904	60,012
TOTAL ASSETS	400,107	333,057
LIABILITIES
Current
Accounts payable and accrued liabilities	51,351	41,743
Balance of purchase price payable (Note 8)	1,483	1,516
Income tax payable	-	3,058
Current portion of lease liabilities (Note 10)	282	233
Options contracts (Note 21)	-	145
	53,116	46,695
Non-current
Lease liabilities (Note 10)	1,121	887
Long-term debt (Note 9)	95,517	57,672
Asset retirement obligations (Note 11)	2,872	2,667
Deferred tax liabilities (Note 17)	1,000	-
TOTAL LIABILITIES	153,626	107,921
EQUITY
Share capital (Note 12)	323,148	260,897
Equity reserves	(940)	12,067
Deficit	(75,732)	(52,243)
	246,476	220,721
Non-controlling interests (Note 26)	5	4,415
TOTAL EQUITY	246,481	225,136
TOTAL LIABILITIES AND EQUITY	400,107	333,057
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board,

Benoit La Salle /s/	Yves Grou /s/
President, CEO, Director	Director

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	2
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in thousands of US dollars, except share and per share amounts)

	Year ended December 31,
	2024	2023
	$	$
Revenue from silver sales (Note 15)	39,117	42,849
Cost of sales (Note 16)	33,735	27,042
Gross profit	5,382	15,807
Expenses
General and administrative (Note 18)(1)	16,488	10,876
Impairment on exploration and evaluation assets (Note 7)	27,350	-
Loss on capital asset disposal	291	-
Operating (loss) income	(38,747)	4,931
Net finance income (Note 18)	13,947	4,285

Net (loss) income before income taxes	(24,800)	9,216
Income tax expense (Note 17)	1,227	3,884

Net (loss) income	(26,027)	5,332
Net (loss) income attributable to
Equity holders of Aya Gold & Silver Inc.	(21,617)	5,504
Non-controlling interests (Note 26)	(4,410)	(172)
Net (loss) income	(26,027)	5,332

Other comprehensive (loss) income Items that will subsequently be reclassified to net income: Foreign currency translation adjustment	(19,266)	4,345

Comprehensive (loss) income	(45,293)	9,677

Basic (loss) income per common share (Note 23)	(0.20)	0.05
Diluted (loss) income per common share (Note 23)	(0.20)	0.04
Weighted average number of shares - basic (Note 23)	129,385,384	118,011,122
Weighted average number of shares - diluted (Note 23)	129,385,384	123,205,322
(1) Included in general and administrative is share-based payments expense of $7,651 during the year ended December 31, 2024
($3,201 during the year ended December 31, 2023)
For the year ended December 31, 2023, share-based payments expense was previously reported as a separate line item and now has been reclassified into the related functional expense item and therefore has been included in general and administrative
(Note 18) for consistency with the current year presentation. This reclassification has no effect on the 2023 reported net income.
The accompanying notes are an integral part of these consolidated financial statements.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	3
Consolidated Statement of Changes in Equity
(Expressed in thousands of US dollars)

	Share Capital		Equity Reserves
	Number of issued and outstanding shares	Share capital	Contributed surplus(a)	Accumulated other comprehensive (loss) income(b)	Equity Reserves	Deficit attributable to equity holders of Aya Gold & Silver Inc.	Non- controlling interests	Total equity
		$	$	$	$	$	$	$
Balance as at December 31, 2023	122,377,703	260,897	19,893	(7,826)	12,067	(52,243)	4,415	225,136
Exercise of options	511,950	3,037	(1,375)	-	(1,375)	-	-	1,662
Shares issued upon vesting of restricted share units	306,500	1,917	(1,917)	-	(1,917)	-	-	-
Share-based payments (Note 13)	-	-	9,551	-	9,551	-	-	9,551
Share issuance (Note 12)	7,573,900	57,297	-	-	-	-	-	57,297
Share issue costs, net of tax of $1,444	-	-	-	-	-	(1,872)	-	(1,872)
	130,770,053	323,148	26,152	(7,826)	18,326	(54,115)	4,415	291,774
Net loss	-	-	-	-	-	(21,617)	(4,410)	(26,027)
Other comprehensive loss	-	-	-	(19,266)	(19,266)	-	-	(19,266)
Comprehensive loss	-	-	-	(19,266)	(19,266)	(21,617)	(4,410)	(45,293)
Balance as at December 31, 2024	130,770,053	323,148	26,152	(27,092)	(940)	(75,732)	5	246,481

Balance as at December 31, 2022	105,020,190	170,684	20,760	(12,171)	8,589	(53,551)	4,587	130,309
Exercise of warrants and options (Note 12)	5,549,447	17,295	(3,851)	-	(3,851)	-	-	13,444
Vested and issued units (Note 12 & Note 13)	33,788	217	(217)	-	(217)	-	-	-
Share-based payments (Note 14)	-	-	3,201	-	3,201	-	-	3,201
Share issuance for mineral titles (Note 7)	622,728	3,936	-	-	-	-	-	3,936
Share issuance (Note 12)	11,151,550	68,765	-	-	-	-	-	68,765
Share issue costs	-	-	-	-	-	(4,196)	-	(4,196)
	122,377,703	260,897	19,893	(12,171)	7,722	(57,747)	4,587	215,459
Net income (loss)	-	-	-	-	-	5,504	(172)	5,332
Other comprehensive income	-	-	-	4,345	4,345	-	-	4,345
Comprehensive income (loss)	-	-	-	4,345	4,345	5,504	(172)	9,677
Balance as at December 31, 2023	122,377,703	260,897	19,893	(7,826)	12,067	(52,243)	4,415	225,136
a)Contributed surplus reserve records the cumulative amounts of compensation expense recognized under IFRS 2 Share-Based Payment with respect to share purchase options granted, shares purchase warrants, restricted share units and deferred share units issued but not yet exercised.
b)Accumulated other comprehensive (loss) income reserve records the gains and losses arising from the translation of the Corporation’s Financial Statements to the presentation currency.
The accompanying notes are an integral part of these consolidated financial statements.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	4
Consolidated Statement of Cash Flows
(Expressed in thousands of US dollars)

	Year ended December 31,
	2024	2023
Cash flows provided by (used in)	$	$
OPERATING ACTIVITIES
Net (loss) income	(26,027)	5,332
Adjustments for non-cash items
Share-based payments recorded in net (loss) income (Note 13)	8,231	3,201
Depreciation and depletion of property, plant, and equipment and mineral property	3,370	5,004
Impairment loss on exploration and evaluation assets (Note 7)	27,350	-
Loss on disposal of capital assets	291	-
Accretion expense (Note 18)	152	73
Gain on foreign currency translation	(10,355)	(1,861)
Deferred income taxes (recovery) (Note 17)	(300)	(1,765)
Change in fair value of options contracts (Note 21)	(57)	(296)
	2,655	9,688
Changes in working capital items (Note 22)	(11,270)	(6,311)
	(8,615)	3,377
INVESTING ACTIVITIES
Net change in restricted cash (Note 9)	2,250	(18,000)
Deposits to suppliers for capital expenditures	(2,569)	(7,556)
Deposit in trust (Note 7)	(695)	-
Acquisition of property, plant and equipment and mineral property (Note 6 and Note 22)	(62,881)	(79,353)
Addition to mining properties (Note 7)	(223)	(854)
Additions to exploration and evaluation assets (Note 7 and Note 22)	(29,891)	(21,860)
	(94,009)	(127,623)
FINANCING ACTIVITIES
Repayment of lease liabilities (Note 10)	(333)	(290)
Deferred financing costs	(306)	(4,370)
Proceeds from long-term debt (Note 9)	40,000	60,000
Payment of borrowing costs on long-term debt (Note 9)	(6,526)	-
Proceeds from exercise of warrants	-	11,276
Proceeds from exercise of options (Note 13)	1,662	2,168
Proceeds from share issuance (Note 12)	57,297	68,765
Share issue costs	(3,316)	(4,196)
	88,478	133,353

Effect of exchange rate changes on cash in foreign currencies	(4,740)	1,363

Net change in cash	(18,886)	10,470
Cash, beginning of year	49,830	39,360
Cash, end of year	30,944	49,830
Supplemental cash flow information (Note 22)
The accompanying notes are an integral part of these consolidated financial statements.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	5
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
1.  GENERAL INFORMATION
Aya Gold & Silver Inc. (the “Corporation or “Aya”) is a Canadian based precious metals mining corporation which focuses on the exploration, development, production and acquisition of precious metals mining projects. The Corporation is concentrated on producing silver and exploration activities at its flagship project, the Zgounder property through its 100% ownership of
Zgounder Millennium Silver Mine S.A (“ZMSM”). On December 29, 2024, the Corporation reached commercial production at the new Zgounder mill.  The Corporation also owns 85% of the Boumadine polymetallic project and is the sole owner of the permits related to the Amizmiz, Azegour, Zgounder Regional, Tirzzit and Imiter bis properties. All of these properties are located in the Kingdom of Morocco. The Corporation also owns through Algold Resources Ltd. (“Algold”), 75% of the Tijirit project located in Mauritania. All projects other than the Zgounder Mine are at the exploration and evaluation stage.
Aya’s registered office is located at 1320 boulevard Graham, suite 132, Mont-Royal, Quebec, Canada, H3P 3C8.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31 and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX market under the symbol "AYASF".
2.  BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements of the Corporation have been prepared in accordance with IFRS Accounting Standards
("IFRS") as issued by the International Accounting Standards Board ("IASB").
The Board of Directors approved and authorized for issue these consolidated financial statements on March 27, 2025.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for:
(i)Option contracts, which are accounted for at fair value;
(ii)Share-based payment arrangements, which are measured at fair value on grant date;
(iii)Asset retirement obligations, which are measured at the discounted estimated cost of future remediation;
(iv)Lease liabilities, which are initially measured at the present value of minimum lease payments; and
(v)Non-controlling interest which is initially measured at the proportionate share of the acquiree’s identifiable net assets as at the date of acquisition.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	6
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
3.  NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
IFRS 18, Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. The new standard replaces IAS 1
Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The new Accounting
Standard introduces significant changes to the structure of income statements and introduces new principles for aggregation and disaggregation of information.
IFRS 18 introduces the concept of “management-defined performance measures” (MPMs) and requires such financial measures to be disclosed in a note to the financial statements. MPMs are subtotals of income and expenses that meet specific criteria outlined in IFRS 18.  IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted.
The impact of adoption of the amendments has not yet been determined by the Corporation.
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instrument Disclosure
In May 2024, the IASB published Amendments to the Classification and Measurement of Financial Instruments (Amendments
to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments Disclosures), The amendments to IFRS 9 clarify derecognition and classification of specific financial assets and liabilities respectively while the amendments to IFRS 7 clarify the disclosure requirements for investments in equity instruments designated at fair value through other comprehensive (loss)
income and contractual terms that could change the timing or amount of contractual cash flows on the occurrence or non-
occurrence of a contingent event. The amendments to IFRS 9 and IFRS 7 are effective for annual reporting beginning on or after January 1, 2026. Earlier application is permitted.  The impact of adoption of the amendments has not yet been determined by the Corporation.
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS
Consolidation, functional and presentation currency
These consolidated financial statements include the accounts of Aya, and its subsidiaries. The list of material subsidiaries are as follows:

Subsidiary	Registered	Ownership, voting right	Principal activity	Functional currency
Aya Gold & Silver Morocco S.A. (« AGSM »)	Morocco	100%	Exploration	Moroccan dirham
Zgounder Millennium Silver Mining S.A. ("ZMSM")	Morocco	100%	Production	Moroccan dirham
Boumadine Global Mining S.A. ("BGM")	Morocco	85%	Exploration	Moroccan dirham
Société Tijirit Recherche et Exploration S.A.R.L. ("TIREX")	Mauritania	75%	Exploration	Mauritanian Ouguiya
Subsidiaries are fully consolidated from the date on which control is transferred to Aya and are de-consolidated from the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated upon consolidation. Where the Corporation’s interest in a subsidiary is less than 100%, the Corporation recognizes non-controlling interests.
The functional currency of Aya is the Canadian dollar.  The functional currency of the Corporation and its subsidiaries has remained unchanged during the reporting period. The Corporation’s presentation currency is the US dollar. The US dollar is the
Corporation’s presentation currency.
Inventories
Supply, stockpiled ore, and precious metals inventories are valued at the lower of cost and net realizable value ("NRV"). Write-
downs of inventories to NRV are included in cost of sales in the period of the write-down. The cost of supply inventories is measured at the lower of cost using the weighted average cost formula and net realizable value. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing processes, including the cost of supply consumed, direct labour and a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore. NRV is the estimated selling price in the ordinary course of business less any applicable estimated cost of completion and estimated selling expenses. A NRV impairment may be reversed in a subsequent

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	7
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
period if the circumstances that triggered the impairment no longer exist. Stockpiled ore inventories represent ore that has been extracted from the mine and is available for further processing. The costs included in stockpiled ore inventories are based on mining costs incurred up to the point of stockpiling the ore and are removed at the weighted average cost as ore is processed and added to finished goods inventories. The current portion of stockpiled ore is determined based on the amounts expected to be processed within the next twelve months. When applicable, stockpiled ore not expected to be processed or used within the next twelve months are classified as non-current.
Property, plant and equipment and mineral property
Property, plant and equipment and mineral property ("PP&E") are carried at cost, less accumulated depreciation and any accumulated impairment losses. The cost of PP&E consists of the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
When a mining project reaches the development phase, exploration and evaluation expenditures, as well as development expenditures, are capitalized to mining assets under development. Capitalized costs, including mineral property acquisition costs, mine development and construction costs, are not depreciated until the time at which the related mining property has reached a pre-determined level of operating capacity intended by management.
Commercial production
Management considers several factors in determining when a mining property is ready for use in the manner intended by management including:
•When the mine is substantially complete and ready for its intended use;
•The ability to sustain ongoing production at or near nameplate capacity;
•Mineral recoveries are at or near the expected level; and
•The completion of a reasonable period of testing of the mine plant and equipment.
On December 29, 2024, the Corporation reached commercial production at the new Zgounder mill in ZMSM.  Commercial production was determined to be a period of 30 consecutive days of operations during which the plant operated at 76% of nameplate capacity, silver recovery was 79% and availability was 75%.  Metal sales are recognized as revenue and production costs as a component of mine operating costs until the Corporation reaches commercial production.
Once commercial production is reached, depreciation, depletion and amortization commences, the capitalization of borrowing costs and certain mine construction costs ceases, and expenditures are either capitalized to inventories or expensed as incurred. Exceptions could include costs incurred for additions or improvements to property, plant and equipment and mine development activities.
Depreciation, depletion and amortization
Upon reaching the commercial production, costs are transferred from Assets under Construction into the appropriate asset classes and depreciation commences.
The estimated useful lives, depreciation method and rates for the current and comparative years are as follows:

Asset	Basis	Rate/period
Mining equipment	Straight-line	5-10 years
Mining assets in production	Units of production	Life of mine
Mining assets in production are depleted based on the unit of production method, which is based on production and estimated recoverable ounces of silver based on estimated proven and probable reserves.
The Corporation reviews the estimated total recoverable reserves annually and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable reserves are accounted for prospectively.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	8
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Expenditures on major maintenance or repairs, including the cost of the replacement of parts of assets and overhaul costs are capitalized and the remaining carrying amount of the item repaired, overhauled or replaced is derecognized when it is probable that future economic benefits associated with the item will not be available to the Corporation. All other costs are expensed as incurred.
Estimates for depreciation methods, useful lives and residual value are reviewed at the end of each financial period and adjusted prospectively, if appropriate.
Exploration and evaluation assets
Exploration and evaluation assets ("E&E") are comprised of rights on mining properties or options to acquire undivided interests in mining rights, deferred exploration and evaluation expenses and mining properties. Once the legal right to explore has been acquired, they are recorded property-by-property at their acquisition cost or at their recoverable amount being the higher of their fair value less cost to sell or their value in use following a write-down caused by an impairment of value.
Expenditures incurred prior to securing the legal rights to explore an area are expensed immediately.
E&E costs typically include prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration or acquired through a business combination or asset acquisition. E&E expenditures also include overhead expenses directly attributable to the related activities.
Upon determination of the technical feasibility and commercial viability of extracting a mineral resource, the Corporation performs an impairment test, based on the recoverable amount, prior to reclassification of E&E to Mining assets under development in PP&E in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. The demonstration of the technical feasibility and commercial viability, and its approval by the Board of Directors, are the key points at which the
Corporation determines that it will develop the project.
Proceeds on the sale of interests in exploration properties are applied to reduce the related carrying costs; any excess is recognized as a gain in the consolidated statement of comprehensive (loss) income. Losses on partial sales are recognized in the consolidated statement of comprehensive (loss) income. Whenever a mining property is considered no longer viable or is abandoned, the capitalized amounts are written down to their recoverable amounts; the difference is then immediately recognized in profit or loss.
Impairment of non-financial assets
At the end of each reporting year and when impairment indicators are identified, the Corporation reviews the carrying amounts of its non-financial assets which are composed of property, plant and equipment and mineral property and exploration and evaluation assets, to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash generating unit to which the asset belongs must be determined. In testing an individual asset or cash generating unit for impairment and identifying a reversal of impairment losses, management estimates the recoverable amount of the asset or the cash-
generating unit.
The recoverable amount is the higher of an asset or a cash generating unit’s fair value less cost to sell or its value in use. Value in use considers estimated future cash flows associated with the asset or cash generating unit, such amount being discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset or cash generating unit.
In the case of exploration and evaluation assets, impairment reviews are carried out on a property-by-property basis or by areas of interest, with each property representing a potential cash-generating unit.
A previous impairment is reversed if the asset’s recoverable amount exceeds its carrying amount. However, the impairment is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	9
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Provisions
Provisions include asset retirement obligations and environmental remediation, restructuring costs and legal claims.
A provision is recognized when the Corporation has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. Timing or amount of the outflow may still be uncertain. If the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.
The increase in the provision due to passage of time is recognized as finance expense. Changes in assumptions or estimates are reflected in the year in which they occur.
Provisions for asset retirement obligations represents the legal and constructive obligations associated with the eventual dismantling of the Corporation’s buildings and equipment related to mining production. These obligations consist of all costs associated with the removal of tangible assets. When the initial estimate of the reclamation obligation is included as part of the cost of an asset, changes in the measurement of the reclamation obligation (other than those due to the accretion of the reclamation obligation) are generally added to or deducted from the cost of the related asset in the period of change.
The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted. The schedule and timing of expenditures was determined by taking into account the proven and probable reserves, the estimated annual production levels and the estimated life of the mine.
Income taxes
Income tax on income for the years presented comprises current and deferred tax. Income tax is recognized in income except to the extent that it relates to items recognized in other comprehensive loss or in equity, in which case it is recognized in other comprehensive loss or in equity, respectively.
Current tax is the expected tax payable on the taxable profit for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that do not affect accounting or taxable income; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date and which are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset only when the Corporation has a legally enforceable right and intention to set-off current tax assets and liabilities from the same taxation authority.
Long-term debt and borrowing costs
Long-term debt is initially recorded at fair value, net of any transaction costs, and subsequently carried at amortized cost.
Borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the cost of that asset until the asset is substantially complete and ready for its intended use. All other borrowing costs are expensed as incurred. Borrowing costs paid are classified as a financing cost on the statement of cash flow.
Share capital and warrants
Share capital and warrants are classified as equity. The Corporation allocates the proceeds from an equity financing between common shares and warrants based on the relative fair value of each instrument using the Black-Scholes pricing model for the warrants’ valuation.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	10
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Share-based payment transactions
Equity-settled share-based payments are made in exchange for services received, for the acquisition of properties or for settlement of debentures. The exercise price is based on the volume-weighted average price of the Common Shares on the
Exchange for the five trading days immediately preceding the date of grant. The value of the equity instruments granted is determined upon the fair value of the services received or the properties acquired unless impracticable. In such case, the fair value of the services rendered, or the properties acquired is determined indirectly by reference to the fair value of the equity instruments granted. The fair value of share-based payments to directors, officers, employees and consultants with employee-
related functions is recognized as an expense over the vesting period with a corresponding increase to the contributed surplus. The fair value is measured at the grant date and recognized over the period during which the share purchase options vest or the service period for a consultant that does not qualify as an employee of the Corporation.
The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model and takes into account the terms and conditions upon which the share purchase options were granted. Historical exercise and post-vesting cancellation behavior across disaggregated populations is used to estimate (where within this range) the exercise or post-
vesting cancellation may occur. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest. Upon the exercise of share-based payments, the proceeds received and the related compensation expense previously recorded in contributed surplus are credited to share capital.
Deferred share units
The Deferred Share Unit Plan ("DSU Plan") provides for the payment of directors’ compensation with deferred share units
("DSU"). Each DSU is a right granted by the Corporation to an eligible director to receive an equivalent to the value of one common share on termination of service. DSU compensation is ultimately recognized as an expense in the consolidated statements of comprehensive (loss) income as deferred share unit expense. The DSUs are issued for past services. The DSUs can be settled either in cash or equity in the sole discretion of the Corporation. The Corporation intends to settle all DSUs in equity. The number of DSUs to be granted under the DSU Plan is determined by dividing the director’s compensation by the volume-weighted average price of the Common Shares on the Exchange for the five trading days immediately preceding the last business day of the fiscal quarter. The compensation expense is recorded based on the fair value of the DSU at grant date.
Restricted share units
The Restricted Share Unit Plan (the "RSU Plan") allows the grant to directors, employees, or service providers non-transferable restricted share units ("RSUs") based on the value of the Corporation's share price at the volume-weighted average price of the
Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. Unless otherwise stated, the awards typically have a vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Corporation. The Corporation intends to settle all RSUs in equity. The compensation expense is recorded based on the fair value of the RSU at grant date.
Share issue expenses
Share issue expenses are accounted for as decrease in equity when incurred through an increase in the deficit.
Other elements of equity
Accumulated other comprehensive (loss) income includes the impact of converting the accounts of Aya and the Corporation’s foreign subsidiaries into US dollars which is the reporting currency. Contributed surplus includes charges related to share purchase options and warrants expired and amounts allocated to the equity component of convertible debentures when the conversion option expired.
Revenue recognition
The principal activity from which the Corporation generates its revenue is the sale of silver to third parties. Revenue is measured based on the consideration specified in the contract with the customer and is recognized when control of the product is transferred. Revenue derived from the sale of silver is recorded in the consolidated statement of comprehensive
(loss) income, net of treatment and refining expenses remitted to counterparties in accordance with the sales agreements.
Revenue of sales of silver ingots is recognized at a point of time when the Corporation transfers control of a product to the customer, which generally occurs when the silver ingots are loaded onto the first carrier at the mine site. Aya has full discretion over when to sell silver ingots, and the ingots can remain in inventory at its refiner until a decision is made to sell.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	11
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
The final price is determined at the time the decision to sell is made, based on prevailing market conditions.
Revenue of silver concentrate is recognized at a point of time when the Corporation transfers control of a product to the customer, which generally occurs when the silver concentrate is transferred to the ship transporting the product (free on board). Silver concentrates are sold under pricing arrangements wherein the final prices are determined by the prevailing market prices subsequent to the date of sale. Revenue generated from the sale of concentrates is provisionally priced at the date control is transferred. Upon such transfer, the company recognizes revenue on a provisional basis, based upon the prevailing market prices at that time. The ultimate selling price is established based on the 30-day average silver price subsequent to the transfer of control.
Financial assets and liabilities
Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are measured initially at fair value. If the financial asset or liability is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s or liability’s acquisition or origination. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when it is extinguished, discharged, cancelled, or expired.
Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. At initial recognition, the Corporation classifies its financial instruments in the following categories depending on both the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset:

Financial assets and liabilities	Classification
Cash	Amortized cost
Restricted cash	Amortized cost
Accounts receivable	Amortized cost
Deposit in trust	Amortized cost
Options contracts	Fair value through profit and loss
Accounts payable and accrued liabilities	Amortized cost
Balance of purchase price payable	Amortized cost
Long-term debt	Amortized cost
Income and expenses related to financial assets that are recognized in the consolidated statement of comprehensive (loss)
income are presented as finance income and finance expense.
Financial assets at amortized cost
Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interests are subsequently measured at amortized cost using the effective interest method. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss. Discounting is omitted where the effect of discounting is immaterial.
Financial liabilities at amortized cost
Financial liabilities at amortized cost are measured at amortized cost using the effective interest rate method.
Options contracts at fair value through profit and loss
Options contracts are measured at fair value with changes in fair value recognized through profit and loss.  Assets that are held within a different business model other than "hold to collect" or "hold to collect and sell" are categorized as Fair Value
Through Profit and Loss ("FVTPL"). Furthermore, irrespective of business model, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVTPL. All derivative financial instruments fall into

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	12
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.  The Corporation does not use hedge accounting for its derivative financial instruments.
Impairment of financial assets
The Corporation uses the expected credit losses impairment model with respect to its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument.
The Corporation accounts for the expected credit losses using the simplified approach over the life of trade receivables.
Expected credit losses over the life of the asset are expected credit losses for all the default events that a financial instrument may experience over its expected life. The assessment of expected credit losses reflects reasonable and justifiable information about past events, current circumstances and forecasts of events and economic conditions and considers the factors specific to the account receivable, the general condition of the economy and a current as well as expected appreciation of the condition prevailing at the financial position date, including the time value of the money, if any.
New or revised accounting standards or interpretations and modifications to significant accounting policies
Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation.
At the date of authorization of these consolidated financial statements, several new, but not yet effective, Standards and amendments to existing Standards, and Interpretations have been published by the IASB (see note 3). None of these
Standards or amendments to existing Standards have been adopted early by the Corporation. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.
Areas of significant judgments and estimation uncertainty
The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements and estimates that affect the application of accounting policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported year. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates. Significant estimates and judgments used in applying accounting policies that have most significant effect on the amount recognized in the consolidated financial statements are as follows:
Significant Judgements
Start of development phase
The Corporation evaluates the potential of each project to determine when the project should progress from the exploration and evaluation phase to the development phase. Once management has determined that a project has demonstrated a potential for development based on a number of judgmental criteria, such as technical feasibility and commercial viability, and once approved by the Board of Directors, the project moves into the development phase. At this point, all related amounts are reclassified from mining assets under development to mining properties.
Start of commercial production phase
The Corporation assesses the stage of completion of each mining assets under development to determine when it begins commercial production when the mine is substantially complete and ready for its intended use. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of the project and its location. The Corporation considers various relevant criteria to assess when the production phase is considered to have commenced. Some of the criteria used to identify the commercial production start date include, but are not limited to:
•When the mine is substantially complete and ready for its intended use;
•The ability to sustain ongoing production at or near nameplate capacity;
•Mineral recoveries are at or near the expected levels; and
•The completion of a reasonable period of testing of the mine plant and equipment.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	13
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
The Corporation determined that the new Zgounder mill was capable of operating at levels intended by management effective
December 29, 2024.
Impairment of non-financial assets
Non-financial assets are reviewed for an indication of impairment at each consolidated statement of financial position date or when a triggering event is identified. This determination requires significant judgment. Factors which could trigger an impairment review for exploration and evaluation assets include, but are not limited to:
•Exploration rights have expired or will expire in the near future;
•No significant future exploration expenditures are foreseen;
•No commercially viable quantities are discovered and exploration and evaluation activities will be discontinued;
•Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.
If such circumstances exist, the recoverable amount of the asset is estimated.
The Corporation’s recoverable amount measurements with respect to the carrying amount of non-financial assets are based on numerous assumptions and may differ significantly from actual recoverable amounts. The recoverable amounts are based, in part, on certain factors that may be partially or totally outside of the Corporation’s control. This evaluation involves a comparison of the estimated recoverable amounts of non-financial assets to their carrying values. The estimated recoverable amounts may differ from actual recoverable amounts, and these differences may be significant and could have a material impact on the Corporation’s financial position and results of operations.
Management’s assumptions and estimates of future cash flows used in the Corporation’s impairment assessment of non-
financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Corporation’s control.
If an indication of impairment or reversal of a previous impairment charge exists, an estimate of the Cash Generation Unit’s
(“CGU”) recoverable amount is calculated. The recoverable amount is based on the higher of fair value less costs of disposal
("FVLCD") and value-in-use ("VIU") using a discounted cash flow method taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a similar group of assets.
Cash flows cover periods up to the date that mining is expected to cease, which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted silver price.
Both internal and external sources of information are required to be considered when determining whether there is any indication of impairment or that a previous impairment has reversed. Judgment is required around adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal or product prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant positive changes indicate that a previous impairment of assets may have reversed.
Judgment is required to determine whether there are indications that the carrying amount of the Zgounder project is unlikely to be recovered in full from successful development of the project or by sale. Judgment is also required when considering whether significant positive changes indicate that a previous impairment of assets may have reversed.
The Corporation also realized exploration work on the Boumadine, Imiter, Zgounder Regional, Tijirit and other properties during
2024 and 2023 and intends to pursue it in 2025, except for Tijirit which was fully impaired at year-end.  No other impairment indicators were identified for the remaining properties as at December 31, 2024 and 2023.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	14
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Significant Accounting Estimates
Basis of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to depreciate the cost to residual value.  Management estimates the residual value of the property, plant and equipment based on the estimated fair value as at the statement of financial position date.  For these assets, the depletion rate is calculated based on the number of ounces of silver sold in proportion to the number of ounces in measured and indicated resources.
The Corporation estimates its resources using information compiled by qualified persons who work as external consultants for the Corporation.  This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data.
The assessment of measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit.  Changes in measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.
Income taxes
The Corporation is subject to income taxes in different jurisdictions. Significant estimate is required in determining the total provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Corporation recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.
The assessment of availability of future taxable profits involves estimates. A deferred tax asset is recognized to the extent that is probable that taxable profits will be available which deductible temporary differences and the carry-forward of unused tax credits and unused losses can be utilized.
Asset retirement obligations
The Corporation’s activities are subject to various laws and regulations governing the protection of the environment. The
Corporation recognizes management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates.
Additionally, future changes to environmental laws and regulations, timing of cash outflows and discount rates could affect the carrying amount of this provision.
Share-based payments
The valuation of the Corporation’s share options involves the use of the Black-Scholes valuation model, which requires the
Corporation to estimate factors the most significant of which are the expected life and volatility. The valuation of these share options and the assumptions used are further outlined in note 13.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	15
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
5.  INVENTORIES

	December 31, 2024	December 31, 2023
	$	$
Mining supplies	11,094	8,714
Silver bars	2,636	340
Silver in concentrate	1,187	552
Silver in circuit	545	22
Ore stockpile	11,927	7,182
	27,389	16,810
For the year ended December 31, 2024, the Corporation recognized $30,385 (December 31, 2023 - $24,188) of inventory costs in the cost of sales.
6.  PROPERTY, PLANT AND EQUIPMENT AND MINERAL PROPERTY
The majority of properties, plant and equipment and mineral property are located in Morocco and are related to the Zgounder mine. As at December 31, 2024, the Corporation evaluated for any indications of impairment on their assets under construction as the new Zgounder mill reached commercial production on December 29, 2024. It was determined that there was no impairment loss to be taken in the year.

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
Cost
As at January 1, 2023	2,982	37,704	31,062	912	72,660
Transfer	82	15,515	(15,597)	-	-
Additions	148	4,294	93,240	1,137	98,819
Borrowing costs (Note 9)	-	-	2,104	-	2,104
Lease terminations	-	-	-	(770)	(770)
Asset retirement obligation (Note 11)	-	1,613	-	-	1,613
Foreign exchange	169	2,166	2,805	32	5,172
As at December 31, 2023	3,381	61,292	113,614	1,311	179,598

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	16
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
6.  PROPERTY, PLANT AND EQUIPMENT AND MINERAL PROPERTY (continued)

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
As at January 1, 2024	3,381	61,292	113,614	1,311	179,598
Additions	646	12,158	55,737	612	69,153
Disposals	(237)	(392)	-	-	(629)
Transfers	7,232	146,000	(153,232)	-	-
Borrowing costs (Note 9)	71	8,872	-	-	8,943
Asset retirement obligation (Note 11)	-	355	-	-	355
Foreign exchange	(234)	(4,469)	(281)	(249)	(5,233)
As at December 31, 2024	10,859	223,816	15,838	1,674	252,187
Accumulated depreciation
As at January 1, 2023	145	11,543	-	738	12,426
Depreciation	274	5,075	-	300	5,649
Lease terminations	-	-	-	(770)	(770)
Foreign exchange	11	837	-	(57)	791
As at December 31, 2023	430	17,455	-	211	18,096
Transfers	1,578	(1,578)	-	-	-
Depreciation	1,158	2,043	-	303	3,504
Disposals	(27)	-	-	-	(27)
Foreign exchange	(67)	(520)	-	(4)	(591)
As at December 31, 2024	3,072	17,400	-	510	20,982
Carrying amounts
At December 31, 2023	2,951	43,837	113,614	1,100	161,502
At December 31, 2024	7,787	206,416	15,838	1,164	231,205
Assets under construction at December 31, 2024 are located in Morocco and represent expenditures for the construction and development of assets which the Corporation intends to put into production by the end of 2025.
Since July 1, 2023, all Mining assets in production are amortized over the expected mineral reserve as reported in the
Feasibility Study on the Zgounder Silver Mine published on June 16, 2022.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	17
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
7.  EXPLORATION AND EVALUATION ASSETS
During the years ended December 31, 2024 and 2023, changes in exploration and evaluation assets were as follows:

	December 31, 2024	December 31, 2023
	$	$
Rights on mining properties
Balance, beginning of the year	24,114	19,920
Impairment	(18,276)	-
Additions	223	4,790
Foreign exchange	(507)	(596)
Balance, end of the year	5,554	24,114

Deferred exploration and evaluation expenses
Balance, beginning of the year	35,898	13,767
Impairment	(9,074)	-
Additions:
Drilling, Sampling, Geology, and others	36,841	21,344
Foreign exchange	(1,315)	787
Balance, end of the year	62,350	35,898

Total	67,904	60,012
All exploration and evaluation assets are located in Morocco and relate to the Boumadine, Imiter Bis, Azegour, Tirzzit, and
Zgounder Regional projects except for the Tijirit project, which is located in Mauritania. The following schedule represents the
Corporation’s exploration and evaluation expenses:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	18
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
7.  EXPLORATION AND EVALUATION ASSETS (continued)

	December 31, 2024
	Boumadine	Zgounder Regional	Tirzzit	Tijirit	Others	Total
	$	$	$	$	$	$
Opening Balance	22,926	4,112	4,817	26,489	1,668	60,012
Additions to mining rights	223	-	-	-	-	223
Impairment on mining rights	-	-	-	(18,276)	-	(18,276)
Impairment on exploration and evaluation assets	-	-	-	(9,074)	-	(9,074)
Drilling, sampling, geology, and others	31,641	2,974	360	1,024	842	36,841
Foreign exchange	(1,069)	(95)	(332)	(163)	(163)	(1,822)
Closing Balance	53,721	6,991	4,845	-	2,347	67,904

	December 31, 2023
	Boumadine	Zgounder Regional	Tirzzit	Tijirit	Others	Total
	$	$	$	$	$	$
Opening Balance	7,607	2,391	-	22,133	1,556	33,687
Additions to mining rights	-	-	4,790	-	-	4,790
Drilling, sampling, geology, and others	14,787	1,552	-	4,979	26	21,344
Foreign exchange	532	169	27	(623)	86	191
Closing Balance	22,926	4,112	4,817	26,489	1,668	60,012
Acquisition of Tirzzit
On June 28, 2023, the Corporation acquired Tirzzit, a collection of seven permits located 25 kilometers from the Zgounder
Silver Mine in the Kingdom of Morocco. As consideration for the assets acquired, the Corporation issued 622,728 of its shares at C$8.36 (having a value of $3,936) and paid $854 in cash for a total consideration of $4,790.
Management concluded that Tirzzit does not meet the definition of a business, and consequently the transaction was accounted for as an asset acquisition. The assets acquired include seven permits within a property of 67.7 square kilometers
(“km”), comprising five exploration permits and two mining licenses, one of which hosts historical copper mining works.
Tijirit project
In 2017, a 30-year mining permit for Tijirit was decreed in favor of the Corporation. Included in the permit was an obligation to start construction within two years. In 2020, given past events and the ongoing COVID pandemic, the obligation to start construction was delayed by two years. This additional time delay came with an obligation to reduce the land package by 50%
and pay additional royalties to the government and government entities. Upon attempting to restart fieldwork at Tijirit, illegal miners forced fieldwork to stop.  In November 2022, land access was restored, and the Corporation was able to restart the fieldwork and the two-year delay began.
In December 2023, the Corporation provided a feasibility report for its Tijirit gold project to the government of Mauritania, as required by the obligations stated in the mining permit. The results of the feasibility study demonstrated a project with good economics but with a short mine life.
The Corporation engaged with the Mauritanian government to seek an additional three-year extension to start construction to allow for further exploration and extend the life of mine. In December 2024, the Mauritanian government took a unilateral decision to grant a 6-month extension ending in June 2025.
This decision by the Mauritanian government renders the validity of the mining permit post June 2025 uncertain. Given the decision of the government, the Corporation has decided to abandon the Tijirit project.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	19
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
7.  EXPLORATION AND EVALUATION ASSETS (continued)
The Corporation has deemed the recoverable amount to be $nil and an impairment loss of $27,350 on the Tijirit exploration and evaluation asset was taken as of December 31, 2024.
Deposit in trust
The Corporation has invested C$1 million ($695) as part of a C$16 million equity financing in Mx2 Mining Inc., a gold exploration company focused on the North Africa and Gulf regions. The Corporation has signed a non-binding term sheet in relation to the sale of the Amizmiz permit in the Kingdom of Morocco to Mx2 Mining Inc. The funds on deposit are currently held in trust pending the closing of the transaction related to the sale of the Amizmiz permit.
8.  BALANCE OF PURCHASE PRICE PAYABLE

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of the year	1,516	1,436
Foreign exchange	(33)	80
Balance, end of the year	1,483	1,516
A non-interest-bearing payable to National Office of Hydrocarbons and Mines (OHNYM) in an amount of 15,000 Moroccan
Dirham (MAD) ($1,483) can be used as a capital contribution in the Corporation’s subsidiary, BGM, or be repaid if the property reaches production and generates sufficient cash flow at the option of OHNYM.
As part of the agreement between BGM and ONHYM a work program, including certification of resources, must begin within three months of the permit transfer from ONHYM to BGM. The permit transfer occurred on July 26, 2023. The current work program fulfills the obligations set out in this agreement.
ONHYM is entitled to receive a 3% royalty on sales from the Boumadine project. If delays in production are greater than 60 months from the date of transfer of the property, the Corporation undertakes to pay the seller a delay royalty of 100 MAD ($10)
annually until production begins.
9.  LONG-TERM DEBT
On January 19, 2023, the Corporation entered into a credit agreement for a secured project financing facility with the European
Bank for Reconstruction and Development (“EBRD”) (the “Facility”) to provide financing for the Zgounder expansion (see note
6) of up to $100,000.
The loan consists of a $92,000 loan provided by the EBRD (“EBRD Tranche”) and an $8,000 tranche (pari-passu with the EBRD)
by the Climate Investment Funds (“CTF”) (“CTF Tranche”), managed by the EBRD. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% for the EBRD Tranche and 9.31% for the CTF Tranche before any changes to the interest rate and from the accomplishment of milestones described below. Payments are made bi-annually in January and July.
Interest rate on the CTF $8,000 tranche is equal to the all-in rate at the time of signing reduced following achievement of three milestones:
•Milestone 1: The Corporation's Task Force on Climate-related Financial Disclosures (“TCFD”) report was published by end of 2023, therefore, has resulted in a 25% rate reduction. The revised interest rate on the CTF Tranche is 6.98%;
•Milestone 2: Completion of certain capital expenditures set out in the TCFD report and in the development plan by end of 2024 will result in a 50% rate reduction;
•Milestone 3: Reaching “advanced” maturity on the TCFD’s Climate Governance and Strategy recommendation will result in reduction of interest to an all-in rate of 1.00%.
Effective July 1, 2024, the new interest rate on the CTF Tranche is 1.00%

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	20
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
9.  LONG-TERM DEBT (continued)
All debts under the loan are guaranteed by the Corporation and its subsidiaries and secured by the assets of the Corporation and pledges of the securities of the Corporation's subsidiary, ZMSM. The loan is subject to adherence to debt covenants. As at
December 31, 2024 ZMSM was in compliance with its financial covenants.
The long-term debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the long-term debt using the effective interest rate method.
The Corporation paid a front-end commission, an underwriting fee, commitment charges and related transaction costs for a total of $(4,676) in transaction costs. These expenses were capitalized as deferred financing fees and allocated against the debt in accordance with the drawdowns that occurred during the year. As at December 31, 2024, the full $100,000 had been drawn under the loan and therefore $nil was recorded as deferred financing fees (December 31, 2023 - $1,888).
In addition, a cost overrun account of $18,000 is funded and included in restricted cash and has been since inception of loan.
Once the expansion has reached financial completion, the cost overrun account will be liberated and replaced with a Debt
Service Reserve Account (“DSRA”). The Corporation must keep a balance up to $16,250 in the DSRA which will be considered restricted cash.

	December 31,2024	December 31,2023
	$	$
Balance, beginning of the year	59,622	-
Drawdown in cash	40,000	60,000
Payments on interest and fees	(6,526)	-
Interest expense	9,456	2,104
Gain resulting from the change in expected cash flows	(430)	-
Transaction costs	(2,194)	(2,482)
Balance, end of the year	99,928	59,622
Current portion of long-term debt, being the interest payable and commitment charges, presented in accounts payable and accrued liabilities	(4,411)	(1,950)
	95,517	57,672
The loan includes a two-year principal grace period. The first principal payment is scheduled for January 2026. The repayments related to the long-term debt and accrued interest for the forthcoming years are as follows

$
2025	4,411
2026	28,571
2027	28,571
2028	28,571
2029	9,804
Total	99,928

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	21
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
10.  LEASE LIABILITIES
The Corporation leases office space, mining vehicles and dwellings for employees. Theses leases are for a period of one to seven years. Certain leases include an option to renew after the end of the contract term and/or provide for payments that are indexed to local inflation rates.
The movement in lease liabilities during the years ended December 31, 2024 and 2023 is comprised of the following:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of the year	1,120	287
Additions	612	1,137
Terminations	-	(93)
Accretion	73	25
Repayments	(333)	(290)
Foreign exchange	(69)	54
Balance, end of the year	1,403	1,120
Current portion	282	233
Long-term portion	1,121	887
The undiscounted minimum lease payments on lease liabilities for the forthcoming years are as follows:

$
2024	356
2025	330
2026	258
2027	202
2028 and above	504
Total minimum payments	1,650
Less interest	247
Total minimum capital payments	1,403
The Corporation’s weighted average incremental borrowing rate is 6.15%.
11.  ASSET RETIREMENT OBLIGATIONS
The asset retirement obligations represent legal and contractual obligations associated with the eventual dismantling of the
Corporation’s assets. As at December 31, 2024 the estimated inflation-adjusted discounted cash flows required to settle the asset obligations amount to $2,872, (December 31, 2023 - $2,667). The discount rate used is 3.17% (December 31, 2023 -
2.14%) and the disbursements are expected to be made in 2032. The estimated undiscounted value of this liability was estimated using an expected value approach, which combines probability weighted outcomes for a variety of different scenarios and takes into consideration an inflation rate over time until 2032, for costs of $3,700 (December 31, 2023 - $3,233).
Additions of $551 for the year ended December 31, 2024 (December 31, 2023 - $1,623) are related primarily to the expansion of the Zgounder Silver Mine.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	22
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
11.  ASSET RETIREMENT OBLIGATIONS (continued)

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of the year	2,667	1,021
Additions	551	1,623
Change in assumptions used	(196)	(10)
Accretion expense	84	33
Foreign exchange	(234)	-
Balance, end of the year	2,872	2,667
12.  SHARE CAPITAL
Authorized
Unlimited number of common shares without par value.
Common Shares
As at December 31, 2024, the Corporation had 130,770,053 issued and outstanding common shares (December 31, 2023 -
122,377,703).
Transactions during the year ended December 31, 2024:
•On February 14, 2024 the Corporation closed its bought deal financing and issued 7,573,900 common shares at a price of C$10.25 per share for total consideration of C$77,632 ($57,297).
•A total of 266,850 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$382
($280) and an ascribed value reclassification of C$314 ($231) from contributed surplus to share capital.
•A total of 245,100 share purchase options were exercised for a strike price of C$7.69 for total proceeds of C$1,885
($1,382) and an ascribed value reclassification of C$1,561 ($1,144) from contributed surplus to share capital.
•A total of 306,500 common shares were issued upon vesting of restricted share units during the period at an issued average price of C$8.77 for an ascribed value reclassification of C$2,689 ($1,917) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s lowest share price was C$9.75 ($7.20) and the highest share price was C$19.23 ($13.91).
Transactions during the year ended December 31, 2023:
•On January 25, 2023 the Corporation closed its bought deal financing and issued 11,151,550 common shares for total consideration of C$92,000 ($68,765).
•On June 28, 2023 the Corporation has acquired the Tirzzit project and has issued 622,728 common shares at a value of
C$8.36 per share for a total consideration of C$5,206 ($3,936).
•A total of 50,000 share purchase options were exercised for a strike price of C$2.00 for total proceeds of C$100 ($74)
and an ascribed value reclassification of C$35 ($26) from contributed surplus to share capital.
•A total of 90,000 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$129 ($96)
and an ascribed value reclassification of C$106 ($79) from contributed surplus to share capital.
•A total of 800,000 share purchase options were exercised for a strike price of C$3.30 for total proceeds of C$2,640
($1,996) and an ascribed value reclassification of C$1,320 ($998) from contributed surplus to share capital.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	23
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
12.  SHARE CAPITAL (continued)
•A total of 33,788 deferred share units were issued at an average price of C$8.47 for an ascribed value reclassification
$217 from contributed surplus to share capital.
•A total of 4,609,447 share purchase warrants were exercised for a strike price of C$3.30 for total proceeds of C$15,211
($11,278) and an ascribed value reclassification of C$3,712 ($2,748) from contributed surplus to share capital following which there were no warrants outstanding at December 31, 2023.
During the period in which the warrants and options were exercised, the Corporation’s lowest share price was C$7.61 ($5.66)
while the highest was C$10.72 ($7.87).
13.  SHARE-BASED PAYMENTS
Share purchase options
The Corporation’s incentive share purchase option plan (the “Plan”) which provides that the Board of Directors of the
Corporation may, from time to time, in its discretion, and in accordance with the TSX policies, grant to directors, officers, employees and consultants to the Corporation, non-transferable share purchase options to purchase common shares of the
Corporation, provided that the number of common shares issuable under the Plan, combined with the number of common shares issuable under all share compensation arrangements, shall not exceed 10% of the outstanding common shares as at the date of any grant of options. The vesting period for the share purchase options is determined at the discretion of the
Corporation’s Board of Directors at the time the share purchase options are granted. The stock options granted prior to 2024 were vested on an annual pro-rata basis over three years starting at the date of grant for which accelerated compensation expense was recorded. The stock options granted in 2024 are vested on an annual pro-rata basis over three years at which accelerated compensation expense is recorded.
The outstanding share purchase options and their exercise price in Canadian dollars as at December 31, 2024 and 2023 are summarized as follows:

	Year ended		Year ended
	December 31, 2024		December 31, 2023
	Number	C$ (1)	Number	C$ (1)
Balance, beginning of the year	5,101,401	2.07	6,041,401	2.29
Granted	5,000,000	15.63	-	-
Exercised	(511,950)	4.43	(940,000)	3.05
Balance, end of the year	9,589,451	9.02	5,101,401	2.07
Exercisable	4,589,451	1.81	5,101,401	2.07
(1)Weighted average exercise price in Canadian dollars.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	24
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
13.  SHARE-BASED PAYMENTS (continued)
The following table reflects the share purchase options that could be exercisable for an equal number of common shares:

	December 31, 2024
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,141,484	4,141,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	-	15.63
	9,589,451	4,589,451

	December 31, 2023
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,408,334	4,408,334	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	333,400	333,400	7.69
	5,101,401	5,101,401
The fair value of share purchase options granted was determined using the Black & Scholes valuation model based on the following weighted average assumptions:

August 23, 2024

Weighted average fair value of awards	6.57 C$
Market share price	15.85 C$
Grant option exercise price	15.63 C$
Volatility	39.7% - 45.1%
Risk-free rate	2.92%
Dividend yield	0%
Expected life	4.0 - 5.7
Share-based payments of $5,085 were recognized during the year ended December 31, 2024 of which $394 was capitalized to property, plant and equipment, $452 was capitalized to exploration and evaluation assets, $265 was included in cost of sales and $3,974 was included in general and administrative expenses ($144 during the year ended December 31, 2023) related to options granted during the current year.
Restricted share units
The RSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the
Corporation’s issued and outstanding common shares, less any shares reserved for issuance under the Plan and the DSU Plan.
The RSUs are time-based awards and all the amount of RSUs granted will vest upon the continuous employment of the
Participants on the third anniversaries of the RSU grant, starting from the date of the grant or such other period not exceeding three years determined by the Board of Directors.
Pursuant to the terms of the RSU Plan, Participants will receive, upon vesting of the RSUs, either cash or common shares of the
Corporation issued from treasury. The outstanding RSUs as at December 31, 2024 and 2023 are as follows:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	25
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
13.  SHARE-BASED PAYMENTS (continued)

	Year ended		Year ended
	December 31, 2024		December 31, 2023
	Number	C$(2)	Number	C$(2)
Balance, beginning of the year	982,328	9.52	591,017	8.73
Granted	450,006	10.13	406,758	10.66
Settled	(306,500)	8.77	-	-
Forfeited	(5,084)	10.19	(15,447)	9.07
Balance, end of the year	1,120,750	9.97	982,328	9.52
Vested	-	-	-	-
(2)Weighted average fair value in Canadian dollars at grant date.
Share-based payments of $3,273 were recognized during the year ended December 31, 2024 of which $256 was capitalized to property, plant and equipment, $218 was capitalized to exploration and evaluation assets, $315 was included in cost of sales and $2,484 was included in general and administrative expenses ($2,056 during the year ended December 31, 2023).
Deferred share units
The DSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the
Corporation’s issued and outstanding common shares, less any shares reserved for issuance under the Plan and the RSU Plan.
The DSUs are time-based awards and all the amount of DSUs granted will be settled on termination of service.
Pursuant to the terms of the DSU Plan, Directors will receive, on the second December after the termination date, common shares of the Corporation issued from treasury. The outstanding DSU’s as at December 31, 2024 and 2023 are as follows:

	Year ended		Year ended
	December 31, 2024		December 31, 2023
	Number	C$(3)	Number	C$(3)
Balance, beginning of the year	328,512	8.41	209,765	8.10
Granted	128,612	13.53	152,535	8.89
Settled	-	-	(33,788)	8.47
Balance, end of the year	457,124	9.85	328,512	8.41
Exercisable	37,503	9.50	-	-
(3)Weighted average fair value in Canadian dollars at grant date.
Share-based compensation payments of $1,193 were recognized in general and administrative expenses during the year ended December 31, 2024 ($1,001 during the year ended December 31, 2023).
14.  SEGMENTED INFORMATION
All of the Corporation’s operations are within the mining industry and its major products are precious metals ingots and concentrate which are refined or smelted into pure silver and sold to global metal brokers. An operating segment is defined as a component of the Corporation that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s executive management; and
•For which discrete financial information is available.
For the year ended December 31, 2024, the Corporation's operating segments include the production segment, with its
Zgounder silver project in Morocco. All other properties are in the "non-producing properties" segment (i.e. referred to as
Exploration, evaluation and development segment) for the years ended December 31, 2024 and 2023. Corporate consists

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	26
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
14.  SEGMENTED INFORMATION (continued)
primarily of the Corporation’s corporate assets including cash and corporate expenses which are not allocated to operating segments.
Management evaluates segment performance based on segment operating loss (income). Therefore, finance income and expense items and income taxes are not allocated to the segments. Significant information relating to the Corporation’s operating segments is summarized in the tables below.

	December 31, 2024
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production	236,733	282,794	138,968
Exploration, evaluation, and development	68,836	73,370	10,975
Corporate	17,998	43,943	3,683
Total per consolidated statement of financial position	323,567	400,107	153,626

	December 31, 2023
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production	172,143	217,790	100,569
Exploration, evaluation, and development	60,012	61,752	5,400
Corporate	20,503	53,515	1,952
Total per consolidated statement of financial position	252,658	333,057	107,921
As at December 31, 2024, all production and exploration, evaluation and development segments are located in Morocco, except for one exploration, evaluation and development segment that is located in Mauritania, that has total assets of $8
(December 31, 2023 - $26,495) and total liabilities of $166 (December 31, 2023 - $226). Corporate is based in Canada.

Year ended December 31, 2024 and 2023		Revenue	Cost of sales	G&A expenses	Other	Operating (loss) income
		$	$	$		$
Production (Zgounder Silver Mine)	2024	39,117	33,735	1,874	148	3,360
	2023	42,849	27,042	1,272	-	14,535
Exploration	2024	-	-	606	27,493	(28,099)
	2023	-	-	641	-	(641)
Corporate unallocated costs	2024	-	-	14,008	-	(14,008)
	2023	-	-	8,963	-	(8,963)
Consolidated	2024	39,117	33,735	16,488	27,641	(38,747)
	2023	42,849	27,042	10,876	-	4,931
Other consists of impairment of E&E and loss on capital assets. Corporate is mainly unallocated items from the Corporation's head office that comprises of corporate assets (mainly cash and restricted cash), liabilities and expenses for the years ended
December 31, 2024 and 2023.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	27
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
15.  ADDITIONAL INFORMATION ON THE NATURE OF REVENUE FROM SILVER SALES
The following is a breakdown of the nature of revenue included in silver sales for the years ended December 31, 2024, and
2023:

	Year ended
	December 31,
Revenue from sales	2024	2023
	$	$
Ingots	13,127	17,251
Silver concentrate	28,982	28,595
Less: treatment, smelting, and refining costs	(2,992)	(2,997)
	39,117	42,849
The Corporation’s sales are with two clients (2023 – two clients) located in Switzerland.
16.  ADDITIONAL INFORMATION ON THE NATURE OF COST OF SALES
The following is a breakdown of the nature of cost of sales for the years ended December 31, 2024 and 2023:

	Year ended
	December 31,
Cost of sales	2024	2023
	$	$
Production costs	27,894	20,364
Share-based payments (Note 13)	580	-
Freight outbound	551	505
Inventory write-down	294	-
Royalties	1,170	1,289
Depreciation and depletion	3,246	4,884
	33,735	27,042

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	28
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
17.  INCOME TAXES
The reconciliation of the effective tax rate is as follows:

	Year ended December 31,
	2024	2023
	$	$
(Loss) income before income tax	(24,800)	9,216
Statutory income tax rate	26.5%	26.5%
Expected income tax (recovery) expense	(6,572)	2,442
Share-based payments	1,670	847
Effect of differences in tax rates in foreign jurisdictions	196	1,312
Tax effect of permanent differences	(1,304)	(50)
Change in unrecognized benefit of losses (recovery) and temporary differences	6,329	(403)
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	(1,988)	(1,081)
Foreign withholdings	1,527	795
Prior year adjustments	1,104	-
Other	265	22
	1,227	3,884
Current income taxes	1,527	5,649
Deferred income taxes	(300)	(1,765)
	1,227	3,884
Zgounder Millennium Silver Mining S.A. corporate tax rate was 26.5% for the year ended December 31, 2024 (26.5% for the year ended December 31, 2023). Unrecognized deductible temporary differences for which no deferred tax assets have been recognized are as follows:

	Year ended December 31,
	2024	2023
	$	$
Non-capital losses carry-forward	10,537	11,979
Property, plant and equipment	2,917	5
Exploration and evaluation assets	5,631	3,783
Share issue costs	-	5,362
Other assets and liabilities	7,222	13,063
Capital losses	-	581
	26,307	34,773

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	29
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
17.  INCOME TAXES (continued)
Recognized deferred tax assets and liabilities are as follows:

	December 31, 2023	Recognized in profit or loss	Recognized in AOCI	December 31, 2024
	$	$	$	$
Non-capital loss carry-forward	3,692	(520)	337	3,509
Property, plant and equipment	5,273	(3,337)	67	2,003
Balance of purchase price payable	(29)	32	(4)	-
Foreign exchange and other	(6,144)	4,517	1,376	(252)
Exploration and evaluation assets	(2,175)	(392)	(268)	(2,835)
	617	300	1,508	2,425

	December 31, 2022	Recognized in profit or loss	Recognized in AOCI	December 31, 2023
	$	$	$	$
Non-capital loss carry-forward	4,166	(485)	11	3,692
Property, plant and equipment	(1,709)	7,357	(375)	5,273
Balance of purchase price payable	28	(4)	(53)	(29)
Foreign exchange and other	(100)	(6,140)	96	(6,144)
Exploration and evaluation assets	(3,491)	1,037	279	(2,175)
	(1,106)	1,765	(42)	617
Composition of deferred income taxes in the consolidated statement of financial position:

	Year ended December 31,
	2024	2023
	$	$
Deferred tax assets	3,425	617
Deferred tax liabilities	(1,000)	-
	2,425	617
Non-capital losses available in Canada expire as follows:

CANADA
$
2035	641
2036	1,084
2037	1,595
2038	1,898
2039	566
2040	-
2041	3,398
2042	397
2043	84
2044	59
9,722

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	30
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
17.  INCOME TAXES (continued)
Non-capital losses available in Morocco expire as follows:

MOROCCO
$
2025	23
2026	-
2027	23
2028	451
497
18.  ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE (LOSS) INCOME COMPONENTS
The following is a breakdown of the nature of expenses included in general and administrative expenses and finance expense for the years ended December 31, 2024 and 2023:

	Year ended
	December 31,
General and administrative expenses	2024	2023
	$	$
Salaries and benefits	3,172	2,043
Share-based payments (Note 13)	7,651	3,201
Consulting fees	1,907	2,071
Investor relations	1,255	885
Depreciation	124	120
Office	1,086	897
Professional fees	1,134	1,480
Reporting issuer costs	159	179
	16,488	10,876

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	31
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
18.  ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE (LOSS) INCOME COMPONENTS
(continued)

	Year ended
	December 31,
Finance income (expense)	2024	2023
	$	$
Change in fair value of options contracts	57	296
Interest income	3,867	2,491
Gain on foreign exchange	10,175	1,571
Accretion expense	(152)	(73)
	13,947	4,285

	Year ended
	December 31,
Expenses recognized for employee benefits	2024	2023
	$	$
Salaries and fringe benefits	19,627	10,948
Share-based payments (Note 13)	8,358	3,201
	27,985	14,149
19.  CAPITAL MANAGEMENT
The Corporation defines capital as external debt and total equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at December 31, 2024 managed capital is $341,993 (December 31, 2023 - $278,393) representing external debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	32
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
19.  CAPITAL MANAGEMENT (continued)

	Year ended
	December 31,
	2024	2023
	$	$
External debt	95,517	57,672
Total equity before non-controlling interest	246,476	220,721
	341,993	278,393
20.  FINANCIAL RISK MANAGEMENT
The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. There were no changes to the financial objectives, policies and processes during the years ended December 31, 2024 and 2023. The
Corporation’s main financial risks exposure and its financial risks management policies are as follows:
Credit risk
Credit risk refers to the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations.
The Corporation’s financial assets exposed to credit risk are primarily composed of cash, accounts receivable, options contracts, and restricted cash. The Corporation’s cash, options and restricted cash are mostly held with reputable Canadian or
Moroccan banks.
Credit risk arises from the possibility that its customers may experience financial difficulties and be unable to fulfil their obligations. The Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with only creditworthy counterparties to mitigate the risk of financial loss from defaults. The Corporation monitors the credit risk of customers through credit rating reviews and constant communication with customers. The Corporation establishes an allowance for expected credit losses taking into account the credit risk of specific customers, historical trends and other information. For the years ended December 31, 2024 and 2023, the Corporation sells its ingots and silver concentrated ore to a limited number of large customers and has never experienced a credit loss. Consequently, credit risk is considered to be limited. In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.
Commodity price risk
The Corporation’s profitability is exposed to commercial risks notably those linked to the price of silver. The Corporation does not have financial instruments to hedge exposures to silver price fluctuations.
Liquidity risk
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due.
The Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the
Corporation. Over the years, the Corporation generates cash flow from its financing activities and from the sales realized at the
Zgounder mine. As part of its $100,000 financing with EBRD (note 9), the Corporation is required to maintain $18,000 in restricted cash for a Cost Overrun Facility (“COF”) to cover potential cost overruns on the Zgounder project. Upon Project
Completion, any unused portion of the COF may be reallocated to fund the $16,250  Debt Service Reserve Account (“DSRA”).

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	33
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
20.  FINANCIAL RISK MANAGEMENT (continued)
The following are the contractual maturities of financial liabilities and other liabilities, including interest interest included in accounts payable as at December 31, 2024:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	51,351	51,351	51,351	-	-
Long-term debt (excluding interest)	95,517	100,000	-	28,571	71,429
Balance of purchase price payable (Note 8)	1,483	1,483	1,483	-	-
Lease liabilities (Note 10)	1,403	1,650	356	330	964
	149,754	154,484	53,190	28,901	72,393
The following are the contractual maturities of financial liabilities as at December 31, 2023:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	41,743	41,743	41,743	-	-
Long-term debt (excluding interest)	57,672	60,000	-	-	60,000
Balance of purchase price payable (Note 8)	1,516	1,516	1,516	-	-
Lease liabilities (Note 10)	1,120	1,293	290	257	746
	102,051	104,552	43,549	257	60,746
Foreign currency risk
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM, BGM and AGS, for which the functional currency is the Moroccan dirham, and for TIREX and ALGOLD S.A.R.L., for which the functional currency is the Mauritanian Ouguiya.
Transactions related to the Corporation’s exploration and evaluation activities are mainly denominated in Moroccan dirhams and Mauritanian ouguiyas.
Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below.
The Corporation enters into option contracts to mitigate some of the risk of fluctuations in the exchange rate of its holdings of
US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive (loss) income. The
Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
The fair value of option contracts, which represents the amount that would be received/(paid) by the Corporation if the contracts were terminated at December 31, 2024 was $42 (December 31, 2023 - $(145)). As a December 31, 2024 the
Corporation had cash collateral balances related to option contracts being held of $nil (December 31, 2023 - $2,250). They are reflected as part of restricted cash in escrow in the consolidated statement of financial position.
Balances in the table below are dominated in US dollars, the presentation currency of the Corporation:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	34
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
20.  FINANCIAL RISK MANAGEMENT (continued)

December 31, 2024	USD	EUR	CAD	MAD	Total
	$	$		$	$
Cash	25,774	179	-	-	25,953
Accounts receivable	1,053	-	-	-	1,053
Long-term debt	(100,000)	-	-	-	(100,000)
Accounts payable and accrued liabilities	(5,514)	(1,060)	(666)	-	(7,240)
Balance of purchase price payable (Note 8)	-	-	-	(1,483)	(1,483)
	(78,687)	(881)	(666)	(1,483)	(81,717)

December 31, 2023	USD	EUR	MAD	Total
	$	$	$	$
Cash	36,914	235	-	37,149
Accounts receivable	451	-	-	451
Long-term debt	(60,000)	-	-	(60,000)
Accounts payable and accrued liabilities	(5,457)	(5,692)	-	(11,149)
Balance of purchase price payable (Note 8)	-	-	(1,516)	(1,516)
	(28,092)	(5,457)	(1,516)	(35,065)
The impact on net (loss) income and equity of a 10% increase or decrease in foreign currencies on the Corporation’s financial instruments based on balances on December 31, 2024 would be approximately $8,172 (December 31, 2023 - $3,507).

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	35
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
21.  FINANCIAL INSTRUMENTS
The classification of financial instruments is summarized as follows, as at December 31, 2024 and 2023:

Financial Assets	Classification	December 31, 2024	December 31, 2023
		$	$
Cash	Financial assets at amortized cost	30,944	49,830
Accounts receivable	Financial assets at amortized cost	1,827	607
Deposit in trust	Financial assets at amortized cost	695	-
Restricted cash	Financial assets at amortized cost	18,246	20,503
		51,712	70,940

Financial Liabilities	Classification	December 31, 2024	December 31, 2023
		$	$
Long-term debt (Note 9)	Financial liabilities at amortized cost	95,517	57,672
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	51,351	41,743
Balance of purchase price payable (Note 8)	Financial liabilities at amortized cost	1,483	1,516
		148,351	100,931

Financial Assets	Classification	December 31, 2024	December 31, 2023
		$	$
Option contracts	Fair value through profit & loss	42	(145)
		42	(145)
Fair value of financial instruments
Current financial instruments that are not measured at fair value consist of by cash, accounts receivable, deposit in trust, restricted cash, accounts payable and accrued liabilities, balance of purchase price payable and long-term debt. Their carrying values are considered a reasonable approximation of their fair value because of their short-term maturity. The long-term debt is predominantly subject to a variable interest rate. As a result, the carrying value is considered to be presented at approximate its fair value.
Fair value hierarchy
The following table classifies financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:
Level 1:Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:Inputs for the asset or liability that are not based on observable market data.
As at December 31, 2024, the following represents the classification of instruments measured at fair value:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	36
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
21.  FINANCIAL INSTRUMENTS (continued)

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	42	-	42
As at December 31, 2023, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	(145)	-	(145)
The Corporation’s foreign currency option contracts are not traded in active markets. The fair value of these instruments has been determined using observable forward exchange rates. The effects of non-observable inputs are not significant for foreign contract positions. As at December 31, 2024, the Corporation had options to purchase Canadian dollars by selling US dollars with the a notional amounts of $7,000 USD-CAD at an average exchange rate of 1.3928 and options to purchase US dollars by selling Canadian dollars with the a notional amounts of $2,000 USD-CAD at an average exchange rate of 1.4272. All these options are short-term as they mature in Q1 2025. As at December 31, 2023, the Corporation had options to purchase US dollars by selling euros with the notional amounts of $3,000 EUR-USD at an average exchange rate of 1.0900, options to purchase EURO by selling US dollars with the notional amounts of $5,000 EUR-USD at an average exchange rate of 1.1117, options to purchase Canadian dollars by selling US dollars with the notional amounts of $6,000 USD-CAD at an average exchange rate of 1.3654 and options to purchase US dollars by selling Canadian dollars with a notional amounts of $6,500
USD-CAD  at an average rate of 1.3456. All these options are short-term as they matured by Q2 2024.
22.  SUPPLEMENTAL CASH FLOW INFORMATION

		Year ended December 31,
	2024	2023
	$	$
Accounts receivable	(1,220)	1,780
Sales tax receivable	827	(2,459)
Income tax receivable	(3,415)	-
Inventories	(10,579)	(9,122)
Prepaid expenses and security deposits	97	(852)
Accounts payable and accruals	6,078	1,759
Income tax payable	(3,058)	2,583
	(11,270)	(6,311)
Non-cash transactions
Additions of new lease right-of-use assets	612	1,137
Addition of new lease liabilities	(612)	(1,137)
Net change to suppliers for capital expenditures	7,918	-
Proceeds from sale of PP&E assets included in accounts receivable	311	-
Change in accounts payable and accrued liabilities related to PP&E	(2,908)	18,329
Change in accounts payable and accrued liabilities related to E&E assets	6,442	(516)
Share-based compensation in PP&E additions	650	-
Share-based compensation in E&E additions	508	-

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	37
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
23.  (LOSS) INCOME PER COMMON SHARE
Basic income or loss per share is the net income or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net income or loss per share adjusts basic net income per share for the effects of potential dilutive common shares such as options, RSUs and DSUs. The calculations for basic and diluted income per share for the years ended December 31, 2024 and 2023 are as follows:

	Year ended
	December 31,
	2024	2023
	$	$
Net (loss) income	(26,027)	5,332
Weighted average number of shares – basic	129,385,384	118,011,122
Impact of dilutive securities
Stock options, RSUs and DSUs	-	5,194,200
Weighted average number of shares – diluted	129,385,384	123,205,322
(Loss) income per share - basic	(0.20)	0.05
(Loss) income per share - diluted	(0.20)	0.04
Weighted average number of shares - diluted excludes the effects of 9,589,451 share purchase options, 1,120,750 restricted share units, and 457,124 deferred share units as at December 31, 2024 as they were anti-dilutive. There were no anti-dilutive securities for 2023.
24.  COMMITMENTS AND GUARANTEES
The Corporation has the following commitments regarding its properties:
Royalties
As per the terms of property purchase agreements, the Corporation is also committed to pay, in perpetuity, the following royalties:
•1.5% Net Smelter Royalty ("NSR") to Société d’Exploration Géologique des Métaux on the Amizmiz property and an 8km radius area of interest;
•2.5% royalty to Ouiselat Mines (a private Moroccan company) on revenue from the Azegour property;
•3.0% royalty to ONHYM on revenue from the Zgounder property or 11,645 dirhams ($1,170) for the year ended
December 31, 2024 and 13,054 dirhams ($1,289) for the year ended December 31, 2023; and
•3.0% royalty to ONHYM on revenue from the Boumadine property.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	38
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
25.  RELATED PARTY TRANSACTIONS
During the years ended December 31, 2024 and 2023, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Group, La Salle Inc., a company owned by the President and Chief Executive Officer of $758 for the year ended December 31, 2024 ($772 for the year ended December 31, 2023). As at
December 31, 2024, $305 (December 31, 2023 - $412) was due to that company.
Remuneration of key management personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the years ended December 31, 2024 and 2023, the remuneration awarded to key management personnel (including the amounts above)
was as follows:

	Year ended December 31,
	2024	2023
	$	$
Salaries and benefits	1,288	1,226
Management consulting and professional fees	1,110	1,146
Share-based compensation	6,905	2,320
	9,303	4,692
26.  NON-CONTROLLING INTEREST
The Corporation’s consolidated financial statements include two subsidiaries, BGM, and TIREX, with non-controlling interests
("NCI").
ONHYM has a 15% non-dilutive participation in BGM. ANARPAM has a 15% non-dilutive participation in TIREX and WAFA
Mining & Petroleum has a 10% dilutive participation in TIREX.  The Corporation had the following NCIs for the years ended
December 31, 2024 and 2023:

	Proportion of ownership interest and voting rights held by NCI		Total comprehensive income allocated to NCI		Accumulated NCI
	2024	2023	2024	2023	2024	2023
	%	%	$	$	$	$
BGM	15	15	-	(6)	5	5
TIREX	25	25	(4,410)	(166)	-	4,410
			(4,410)	(172)	5	4,415

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2024	39
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Expressed in thousands of US dollars unless otherwise noted)
26.  NON-CONTROLLING INTEREST (continued)
The following table summarizes the information relating to these subsidiaries before any intercompany eliminations:

		BGM		TIREX	Total NCI
	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Non-current assets	47,885	19,061	-	25,221	47,885	44,282
Current assets	4,484	1,862	8	6	4,492	1,868
Total assets	52,369	20,923	8	25,227	52,377	46,150

Non-current liabilities	45	-	-	-	45	-
Current liabilities	55,222	21,479	11,284	9,828	66,506	31,307
(Deficit) equity attributable to owners	(2,903)	(561)	(11,276)	10,989	(14,179)	10,428
Non-controlling interest	5	5	-	4,410	5	4,415
	52,369	20,923	8	25,227	52,377	46,150

Loss attributable to parent	-	(34)	(22,217)	(499)	(22,217)	(533)
Loss attributable to NCI	-	(6)	(4,410)	(166)	(4,410)	(172)
Loss for the year	-	(40)	(26,627)	(665)	(26,627)	(705)

Net cash from (used in) operating activities	(12)	(6)	(173)	(166)	(185)	(172)
Net cash used in investing activities	(3,271)	(1,708)	(241)	(1,146)	(3,512)	(2,854)
Net cash outflow	(3,283)	(1,714)	(414)	(1,312)	(3,697)	(3,026)